January 10, 2007

Al Kraus
President and Chief Executive Officer
MedaSorb Technologies Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

Re: MedaSorb Technologies Corporation
          Amendment No. 1 to Registration Statement on Form SB-2
          Filed December 13, 2006
          File No. 333-138247

Dear Mr. Kraus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Reconcile the number of shares registered pursuant to the fee table included in your prior filing with the number of shares disclosed on the prospectus cover page.

Prospectus Summary, page 1

Summary of our Business, page 1

2.   We note your response to prior comment 4. Please revise your disclosure in the first paragraph to clarify that you have not yet begun the FDA approval process that is required prior to commercializing your technology, and that such approval is not assured.

3.   We note your disclosure regarding the safety and effectiveness of your product candidates, such as the disclosure in the final sentence of the first paragraph on page 1 and the final sentence of the second paragraph on page 2. Until the FDA has reached conclusions on the safety and effectiveness of your product, FDA regulations prohibit such promotional statements. Please delete all statements regarding safety and effectiveness that are not supported by FDA conclusions here and throughout the filing.

4.   In the third sentence, explain how the blood moves from the patient through the cylinder. Define the terms "luer fitting" and "extra corporeal circuit (bloodlines).

5.   Clarify how many patients actually participated in the studies to which you refer in this summary. Also clarify that none of the clinical studies were done in conjunction with the FDA approval process.

6.   Supplementally support statements made regarding the findings as a result of the various studies to which you refer.

Other than limited FDA approved testing…, page 6

7.   Since you have not commenced the FDA approval process yet, delete the description that the testing is "FDA approved" to avoid investor confusion.

Principal Terms of the Series A Financing, page 20

8.   It appears that the four institutional investors are not at market risk in view of the pledge of securities on their behalf that they can sell in the event that they suffer a loss on their investment. Give us your analysis of why you believe this is a completed private placement that can be registered for resale, given the fact that they are not at market risk, or delete the shares from the registration statement. Please note that we may have further comment on your response to prior comment 1 after we review your response to this comment.

Products, page 23

9.   We note your response to comments 21 and 22 and continue to believe that you do not provide support for the potential benefits and do not present straightforward disclosure regarding the limited extent of your clinical testing. Revise here and on page 30. Also, furnish the study on the human pilot trials, and mark it to explain where the results support the disclosure.

Commercial and Research Partners, page 26

10.   We note that the subaward agreement was for a period ending August 31, 2006. Expand to so disclose, and also disclose the amount the registrant received pursuant thereto. Explain why you believe the $7 million grant figure is relevant to this registrant, or delete it. Also apply this comment to disclosure appearing on page 30.

Competition, page 29

11.   We reissue the second part of the comment. Revise the disclosure to explain more specifically how your device differs from traditional dialysis, and define medical terms.

Selling Stockholders, page 39

12.   We note your disclosure in response to prior comment 44. The penalty shares should not be registered for resale until the penalty provisions have been triggered. Please revise accordingly.

Financial Statements

Note 4. Stockholders' Equity, page F-16

13.   Please refer to prior comment 47. As previously requested, please revise the filing to clearly describe how you have accounted for all significant terms of the Series A Convertible Preferred Stock. Your revisions should specifically discuss why the conversion terms of the instrument do not represent an embedded derivative that required bifurcation and separate accounting for pursuant to SFAS 133 and EITF 00-19.

14.   Please refer to prior comment 48. Please revise the filing to disclose the nature of the "contingencies" (as described in your response to our prior comment) that prevented you from having a commitment to issue the 10 million shares in 2005

and what occurred in June 2006 that caused you to have such a commitment (i.e. – why the contingencies were met in June 2006).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alison Newman, Esq. – Cooley Godward Kronish LLP